
September 21, 2010

Mitchell Rubenstein
Chairman and Chief Executive Officer
Hollywood Media Corp.
2255 Glades Road
Boca Raton, Florida 33431

> **Re:** **Hollywood Media Corp.**
> **Preliminary Proxy Statement on Schedule 14A**
> **Filed September 3, 2010**
> **File No. 001-14332**

Dear Mr. Rubenstein:

We have reviewed the letter of your counsel dated September 3, 2010 in response to our letter dated May 14, 2010 and have limited our review of your revised filing to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by revising your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe a revision is appropriate, please tell us why in your response.

After reviewing any revised filing and the information you provide in response to these comments, we may have additional comments.

Summary Term Sheet, page 1

Key Brand Entertainment Inc., page 1

1. Please note that you are responsible for the entire content of your proxy statement and cannot include language disclaiming responsibility for information contained in or annexed to the filing. Accordingly, please revise the first full paragraph on page 2, page 37 and any similar disclosure contained elsewhere in your filing.

Financing, page 5

2. You disclose in the first paragraph that Key Brand intends to pay the $20 million cash payment at closing from borrowings under a secured credit facility; however, you also disclose in the second paragraph that Key Brand will not be entitled to borrow funds

under the Credit Agreement to make the cash payment at closing and intends to use cash on hand to complete the transaction. Please revise the first paragraph and throughout the filing as applicable to clarify how Key Brand intends to pay the cash at closing. We also note that the unaudited pro forma combined financial statements included in Annex J still reflect that $15 million in financing proceeds will be used to close the transaction. If Key Brands expects to fund the cash payment at closing using cash on hand, please revise the pro forma financial statements accordingly.

3. Please disclose when Key Brand expects to obtain the consent of the lenders under the Credit Agreement to use cash to complete the transaction and to consummate the transactions contemplated by the Stock Purchase Agreement. Please also disclose that Key Brand is currently not in compliance with the covenants in its credit agreement and has entered into discussions with its lenders regarding an amendment to its credit agreement. Make similar disclosure on page 7 where you discuss when the transaction is expected to be completed and throughout the filing as applicable.

When the Sale of Theatre Direct is Expected to be Completed, page 7

4. We note your added disclosure that Key Brand delivered written notice to Hollywood Media extending the Termination Date until August 29, 2010. Please disclose whether the Termination Date has been extended beyond August 29, 2010 and, if not, what affect that has on the transaction. Also disclose when you expect the transaction to be completed.

Effects on Hollywood Media if the Sale of Theatre Direct is Completed …, page 15

5. We note your response to comment seven in our letter dated May 14, 2010. In an appropriate place in your proxy statement, please make an affirmative statement that the transaction and the potential tender offer is not a first step in a going private transaction under Exchange Act Rule 13e-3.

Background of the Sale of Theatre Direct, page 36

6. We note your added disclosure on page 47 that the terms and conditions of the senior secured loan in the amount of $15 million intended by Key Brand to be made to complete the transactions contemplated by the Stock Purchase Agreement were different than the terms and conditions of the senior secured financing contemplated by the Stock Purchase Agreement and were not acceptable to Hollywood Media. Please explain why these terms and conditions were not acceptable to Hollywood Media.

Annex K, Selected Financial Data of Key Brand Entertainment Inc.

7. We note in your response to comment two in our letter dated May 14, 2010 that you have included the selected financial data for the interim period; however, Annex K does not include this period. Please revise.

<u>Annex L, Audited Consolidated Financial Statements of Key Brand Entertainment Inc. and Subsidiaries for the periods ended December 31, 2009 and December 31, 2008</u>

8. Please include the signature of the auditor in the independent auditors' report.

Please contact Catherine Brown, Staff Attorney, at (202) 551-3513, Brigitte Lippmann, Special Counsel, at (202) 551-3713 or me at (202) 551-3720 with any questions you may have.

Sincerely,

H. Christopher Owings
Assistant Director

cc: Steven W. Vazquez, Esq.
       Foley & Lardner LLP
       Via Facsimile